EXHIBIT 99.02

                                                       COMPANY'S FORM 8-K
                                                       July 13, 1994

                                                       Page 2

          Item 5.   Other Events
                    ------------

          In May and June 1994, three purported class action lawsuits were filed against the Company and its subsidiaries Commercial Credit Corporation, Voyager Guaranty Insurance Company and American Health and Life Insurance Company. Two of such actions, Erkins
          v. First Franklin Financial Corp., et al. and Lawrence v. Commercial Credit Corp., et al., were filed in the Circuit Court, Jefferson County, Alabama. The third action, Princess Nobels v. Associates Corporation of North America, was filed in the U.S. District Court for the Middle District of Alabama. The suits allege, among other things, that the Company's subsidiaries charged excessive premiums on credit life insurance, credit property insurance and nonfiling insurance, and that as a result, the Company and its subsidiaries violated federal and state laws and regulations. The plaintiffs seek, among other things, compensatory and punitive damages in an unspecified amount. The Company believes it has meritorious defenses to these actions and intends to contest the allegations.